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                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1933




                         For the month of November 2002





                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      [X]                   Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]                                No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The release included in this Report on Form 6-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

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[BANCOLOMBIA LOGO]

BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 99,524 MILLION FOR THE FIRST NINE MONTHS OF 2002


Medellin, November 06, 2002. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported an accumulated net income of Ps 99,524 million for the nine months ended September 2002, a40.9% increase when compared to Ps 70,612 million reported for the same period in 2001. BANCOLOMBIA reported a net income of Ps 7,932 million in September 2002, an increase of 11.8% when compared to Ps 7,092 million in August 2002.

Average assets in September increased 16.86% to Ps 8.5 trillion, and performing assets increased 22.6% to Ps 6.5 trillion over the last twelve months. Average liabilities grew 17.94% from Ps 6.3 trillion to Ps 7.4 trillion during the past twelve months. BANCOLOMBIA average shareholders' equity grew on average 9.55% during the first nine months of 2002 when compared to the same period in 2001, totaling Ps 1,016.9 billion.

MARKET SHARE

BANCOLOMBIA's market share as of August 2002, according to ASOBANCARIA, are as follows: total deposits 12.2%, total net loans 12.4%, total savings accounts 10.5%, total checking accounts 16.9%, and time deposits 11.4%.

AMERICAN EXPRESS CREDIT CARD

In November 2002, BANCOLOMBIA began issuing the AMERICAN EXPRESS credit card. The Bank is the only issuer and acquirer of this credit card in Colombia. BANCOLOMBIA, a market leader in this business, also issues the Visa and MasterCard credit cards.

CONTACTS:

Jaime A. Velasquez:                         Financial VP      (574) 5108666
Maria A. Villa:                             IR Manager        (574) 5108866



  * Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.
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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCOLOMBIA S.A.
                                        (Registrant)





Date: November 7, 2002                    By  /s/  JAIME ALBERTO VELASQUEZ B.
                                              Name:  Jaime Alberto Velasquez B.
                                              Title:    Vice President of
                                                        Finance